Press Release	Exhibit 99.1

For the second quarter and first six months ended June 30, 2003
All amounts are in US$ unless otherwise stated

TIW Reports EBITDA of $97.4 Million
and Operating Income of $48.4 Million

Montréal, Canada, July 31, 2003 — Telesystem International Wireless Inc. (“TIW” or the “Company”) (TSX, “TIW”, Nasdaq, “TIWI”) today reported its results for the second quarter and the first six months ended June 30, 2003.

Consolidated operating income before depreciation and amortization (EBITDA) (1) increased 70% to $97.4 million compared to $57.3 million for the second quarter of 2002. Operating income increased 120% to $48.4 million compared to $22.0 million for the same period last year. The strong growth in operating income reflects the continued solid financial performance in Romania and improved results in the Czech Republic where the Company’s operating subsidiary recorded its first quarter of positive operating income.

During the quarter, TIW’s financial position improved significantly with the closing by its indirect subsidiary, MobiFon Holdings B.V. (“MobiFon Holdings”), of $225,000,000 issue of 12.5% Senior Notes (“Notes”) due July 31, 2010. The Notes were sold at 97.686% of par for a yield to maturity of 13%. As a result of proceeds distributed to ClearWave and TIW, TIW redeemed $124.9 million in principal amount of 14% Senior Guaranteed Notes (“14% Senior Notes”) plus accrued interest during the month of July 2003. Furthermore, TIW has notified the trustee of its 14% Senior Notes that it will redeem at par the remaining $23.3 million outstanding in principal amount of 14% Senior Notes plus accrued interest on August 8, 2003. At that time TIW will essentially be debt free at the corporate level.

“The closing of the Notes offering removes the going concern uncertainty related to TIW and completes the recapitalization of the Company begun in 2001. TIW is now fully funded with two strong operations in Central and Eastern Europe that continue to record outstanding financial performances,” said Bruno Ducharme, President and Chief Executive Officer of TIW.

(1)	The Company uses the term operating income before depreciation and amortization (“EBITDA”) and average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. ARPU excludes revenues from other cellular networks’ customers roaming on the Company’s network. EBITDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. The Company believes EBITDA and ARPU are viewed as relevant supplemental measures of performance in wireless telecommunications industry.

“We are pleased with our second quarter and year-to-date results,” said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. “During the second quarter, Ceský Mobil recorded its first positive operating income, only three years after commercial launch and its strategy of targeting postpaid subscriber growth is continuing to generate strong results. Postpaid subscribers now account for over 40% of Ceský Mobil’s subscriber base, a remarkable accomplishment for a third entrant. “In Romania, MobiFon is continuing to generate strong EBITDA margin and higher operating income”, added Mr. Tolstoy.

Results of Operations

TIW recorded net subscriber additions for the second quarter of 163,300 to reach total subscribers from continuing operations of 4,238,800, up 21% compared to 3,505,200 at the end of the second quarter of 2002. Consolidated service revenues increased 41% to $221.1 million compared to $156.4 million for the second quarter of 2002. The strong revenue growth, lower selling, general and administrative expenses (“SG&A”) as a percent of revenues and continued cost management at the corporate level resulted in an operating income of $48.4 million compared to $22.0 million for the same period last year.

Income from continuing operations was $6.5 million, or $0.07 per share basic and fully diluted compared to income from continuing operations of $39.9 million or $0.40 per share for the second quarter of 2002. The 2002 income from continuing operations includes a pre-tax non-cash gain of $43.5 million related to the expiry of the TIW Units on June 30, 2002. At that date, the ClearWave shares included in the TIW Units detached and became freely tradable.

Net income for the second quarter 2003 amounted to $6.5 million or $0.07 per share basic and fully diluted compared to a net loss of $89.8 million or $0.90 per share for the second quarter 2002. The 2002 figure includes a loss from our Brazil discontinued operations of $129.6 million partially offset by the non-cash gain related to the expiry of the Units.

For the first six months of 2003, consolidated service revenues increased 39% to $410.5 million compared to $295.1 million for the same period last year. Operating income doubled to $78.8 million from $38.6 million for the same period last year. Income from continuing operations was $18.3 million or $0.19 per share basic and fully diluted compared to $79.4 million, or $0.95 per share. The 2003 figure includes a gain of $19.8 million on the sale of a minority interest in MobiFon, while the 2002 income from continuing operations includes a pre-tax non-cash gain of $91.1 million related to the financial restructuring of the Company completed in the first quarter of 2002 and the expiry of the Units during the second quarter of 2002. Net income for the six month period ended June 30, 2003 was $9.5 million or $0.10 per share basic and fully diluted compared to a net loss of $50.2 million or $0.65 per share basic and fully diluted for the corresponding prior year period. These results included losses from discontinued operations of $8.8 million and $129.6 million, respectively, which related to our discontinued Brazilian cellular operations which were disposed of on March 26, 2003 for gross proceeds of $70,0 million.

On June 23, 2003, TIW amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101. The number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. All per share amounts included herein have been adjusted to reflect the share consolidation.

MobiFon S.A. — Romania

MobiFon, the market leader in Romania with an estimated 49% share of the cellular market, added 73,400 net subscribers for the second quarter for a total of 2,746,100, compared to 2,337,000 subscribers at the end of the same 2002 period, an increase of 17%. The prepaid/postpaid mix at the end of June 2003 of 64/36 was unchanged from a year ago.

Service revenues reached $127.1 million, an increase of 23%, due to a larger subscriber base and an increase in monthly average revenue per user (“ARPU”)(1), compared to $103.0 million for the second quarter last year. ARPU for the second quarter reached $14.44 compared to $13.27 in the first quarter and $14.12 for the same period of last year. SG&A expenses decreased to 21% of service revenues compared to 23% for the 2002 corresponding period. EBITDA increased 28% to $71.4 million compared to $55.9 million for the same period last year and EBITDA as a percentage of service revenue improved to 56% compared to 54% in the quarter ending June 30, 2002. Operating income rose 30% to $45.9 million compared to $35.2 million for the second quarter of 2002.

For the first six months, service revenues increased 21% to $240.2 million compared to $198.9 million for the same period last year. EBITDA increased 26% to $137.2 million compared to $108.5 million for the 2002 period. Operating income rose 22% to $81.7 million compared to $67.1 million for the first six months of 2002.

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company’s reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

Ceský Mobil a.s. — Czech Republic

Ceský Mobil added 66,900 net subscribers in the second quarter to reach 1,337,500, an increase of 25% compared to 1,071,300 subscribers at the end of the second quarter of 2002. The company’s focus on postpaid growth continued to be successful with postpaid subscribers representing 70% of net additions during the quarter. As a result, the company’s prepaid/postpaid mix as of June 30, 2003 was 59/41 compared to 73/27 at June 30, 2002. Ceský Mobil estimates it held a 15% share of the national cellular market as of June 30, 2003, compared to a 13% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 87% from 76% at the end of the second quarter of 2002.

Service revenues increased 76% to $94.0 million compared to $53.5 million for the second quarter of 2002 due to the increase in the number of subscribers and an increase in ARPU. ARPU for the second quarter reached Czech Koruna 641.5 ($23.18) compared to Czech Koruna 590.7 ($20.03) in the first quarter and Czech Koruna 550.4 ($16.65) for the same period of last year.

Ceský Mobil recorded EBITDA of $28.5 million, its sixth consecutive quarter of positive EBITDA, compared to EBITDA of $3.6 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. Also included in EBITDA in the second quarter of 2003, is the effect of a $3.3 million reduction in estimated interconnection costs mainly related to prior periods. SG&A expenses declined to 25% of service revenues compared to 38% for the same period last year. Ceský Mobil recorded positive operating income for the first time with operating income of $5.1 million for the second quarter 2003, compared to an operating loss of $10.9 million for the second quarter of 2002, an improvement of $16.0 million.

For the first six months, service revenues increased 77% to $170.3 million compared to $96.2 million for the same period in 2002. EBITDA reached $45.8 million compared to EBITDA of $4.5 million for the first six months of last year, an improvement of $41.3 million. Operating income reached $1.3 million compared to a loss of $23.5 million for the same period in 2002.

Corporate and Other

The Company’s wireless operations in India and other corporate activities recorded negative EBITDA of $2.5 million for the second quarter ended June 30, 2003 and negative EBITDA of $4.1 million for the first six months of 2003, compared to negative EBITDA of $2.2 million and of $5.0 million respectively for the same periods last year.

Liquidity and Capital Resources

For the second quarter of 2003, operating activities provided cash of $73.3 million and of $119.8 million for the first six months compared to $39.5 million and $57.6 million respectively in the corresponding 2002 periods, mainly explained by the increase in the 2003 EBITDA over the corresponding periods in 2002 offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $68.5 million for the quarter ended June 30, 2003, compared to $53.2 million in the corresponding 2002 period as a result of higher acquisitions of property, plant and equipment. For the first six months of 2003, investing activities used cash of $58.0 million compared to $107.0 million for the first six months of 2002. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon. Acquisitions of property, plant and equipment in the first six months of this year were slightly lower than in the corresponding period last year and were $100.8 million and $107.5 million, respectively.

Financing activities provided cash of $81.3 million for the second quarter and $60.9 million year to date. The cash generated from financing activities on a year-to-date basis consisted of $246.9 million proceeds from debt issuance offset by $28.1 million in additions to restricted cash, $31.2 million distributed to minority shareholders of MobiFon, $47.4 million representing a full repayment of TIW’s senior corporate bank facility, $6.8 million of deferred financing costs and $72.4 million in repayment of long-term debt. During the first six months of 2002, sources of cash from financing activities included proceeds of $41.2 million from TIW’s recapitalization, $29.9 million from the issuance of subsidiaries’ shares to minority interests and $27.9 million drawn on Ceský Mobil’s credit facility. These were partially offset by $9.9 million in repayment of short-term loans, $24.4 million debt repayment and $4.2 million distributed to minority interests in MobiFon and resulted in $60.2 million being provided by financing activities.

On April 23, 2003 MobiFon paid a dividend of Lei 1.974 trillion (approximately $59.1 million), to its shareholders. ClearWave’s share of the dividend was approximately $33.5 million. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution. During 2002, ClearWave received its pro-rata share of such distributions which amounted to $24.6 million and other minority shareholders had received $0.8 million. During the second quarter of 2003 the remaining shareholders tendered their shares. A payment of $5.6 million relating to such tender was made during the second quarter and the remaining $7.8 million was paid on July 18, 2003. As a result, ClearWave’s equity interest and TIW’s ultimate equity interest in MobiFon increased to 57.7% and 49.4% from 56.6% and 48.4% at the end of the first quarter of 2003.

On June 27, 2003, MobiFon Holdings, a wholly-owned subsidiary of ClearWave N.V., which holds the Company’s investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $211.6 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and $182.5 million was distributed to ClearWave.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account. Before July 31, 2006, MobiFon Holdings may redeem up to 35% of the Notes with the proceeds of certain equity offerings at a redemption price of 112.50% of the principal amount. From July 31, 2007, MobiFon Holdings may redeem all or part of the Notes at declining prices ranging from 106.25% to 100.00% of the principal amount. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A. or to reduce its ownership in MobiFon S.A. to below 50.1%.

Furthermore, MobiFon Holdings has committed to file a registration statement with the United States Securities and Exchange Commission whereby the existing Notes will be registered for resale or will be exchanged with substantially similar notes that are registered under the Securities Act and freely tradable. Failure to file such registration document may result in additional interest of up to 2.6% annually.

Cash and cash equivalents, including restricted cash, at the end of the second quarter ended June 30, 2003 totaled $278.0 million, including $32.8 million at the TIW level, $159.5 million at ClearWave and $33.1 million at MobiFon Holdings which included $28.1 million in restricted cash. On June 30, 2003, Clearwave declared a dividend of $1.69 per share and consequently, on July 9, 2003, made distributions of share premium to shareholders, totaling $142.1 million. TIW’s share of these distributions, before deducting withholding taxes, amounted to $121.6 million. TIW used the proceeds from these distributions and its cash on hand to redeem $124.9 million in principal amount of 14% Senior Notes plus accrued interest in July 2003 and will use the funds for the planned redemption of the remaining $23.3 million in 14% Senior Notes on August 8, 2003.

As of June 30, 2003, total consolidated indebtedness was $1.17 billion, of which $149.5 million was at the TIW level, $283.7 million at MobiFon and $520.6 million at Ceský Mobil and $219.8 million at MobiFon Holdings. Total indebtedness at the TIW level was mainly comprised of $148.2 million in 14% Senior Notes which, as described above, were reduced in July 2003 to $23.3 million and will be fully redeemed on August 8, 2003.

We expect to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to our Romanian network and to acquire, if options are exercised, a certain number of shares of our operating subsidiaries owned by minority interests. We intend to finance such future capital requirements from cash flows from operating activities and from Tranche II of our senior loan facility as it relates to MobiFon. For Ceský Mobil, it will be financed by the syndicated senior credit facility and by equity contributions from TIW Czech N.V. During the second quarter of 2003, the shareholders of TIW Czech N.V. committed to provide an additional Euro 22.0 million ($25.3 million) of equity funding of which the Company’s share is Euro 5.3 million ($6.1 million). These commitments were fulfilled on July 15, 2003 and on July 18, 2003, Euro 21.6 million ($24.8 million) was advanced as a capital contribution to Ceský Mobil a.s.

Conference Call

The conference call with analysts on the second quarter 2003 results for TIW and ClearWave will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Friday, August 1, 2003 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on August 1 and 11:59 p.m. on August 29. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1450517.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.2 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Media:	Investors:
Mark Boutet Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	Serge Dupuis Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA (UNAUDITED)

(in thousands of U.S. dollars, except per user and per share data)

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002
	$	$	$	$

	(unaudited)		(unaudited)
STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA:
Revenues	231,629	165,982	431,091	312,783
Operating income	48,448	21,963	78,834	38,592
Interest expense, net	(17,645)	(24,413)	(44,666)	(51,612)
Foreign exchange gain	4,808	7,564	4,948	10,215
Net gain (loss) on disposal of assets	(221)	—	19,339	—
Gain on Recapitalization and Units exchange	—	43,458	—	91,127
Income from continuing operations	6,500	39,868	18,348	79,389
Loss from discontinued operations	—	(129,632)	(8,811)	(129,632)
Net income (loss)	6,500	(89,764)	9,537	(50,243)
Basic earnings (loss) per share(8) From continuing operations	0.07	0.40	0.19	0.95
From discontinued operations	—	(1.30)	(0.09)	(1.60)
Net earnings (loss)	0.07	(0.90)	0.10	(0.65)
Diluted earnings (loss) per share(8) From continuing operations	0.07	0.40	0.19	0.95
From discontinued operations	—	(1.30)	(0.09)	(1.60)
Net earnings (loss)	0.07	(0.90)	0.10	(0.65)
Acquisitions of property plant and equipment	71,024	53,677	100,802	107,485

OPERATING DATA FROM CONTINUING OPERATIONS Operating income before depreciation and amortization(1)	97,426	57,310	178,868	108,043
Proportionate revenues(2)	85,645	70,554	159,305	134,046
Proportionate operating income before depreciation and amortization(2)	38,467	29,080	72,185	54,943
Blended average monthly revenue per user(7) MobiFon	14.44	14.12	13.89	14.18
Ceský Mobil	23.18	16.65	21.65	15.75

	As at June 30,	As at December 31,
	2003	2002
	$	$

	(unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents, including restricted cash of $28.1 million as of June 30, 2003	277,936	60,706
Total assets	1,654,724	1,451,613
Short-term and long-term debt from continuing operations	1,173,590	1,010,587
Total capital(3)	1,302,784	1,302,784
Total shareholders’ equity	62,858	51,537

TELESYSTEM INTERNATIONAL WIRELESS INC.

OVERVIEW OF CONTINUING OPERATIONS(4)

(as at June 30, 2003)

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
	Technology	Operations	(millions)	Subscribers (5)	Interest (6)	(millions)	Subscribers (2)

Central/Eastern Europe Cellular Romania	GSM	1997	21.7	2,746,127	49.4%	10.7	1,356,300
Czech Republic	GSM	Q1 2000	10.2	1,337,492	19.9%	2.0	266,700

			31.9	4,083,619		12.7	1,623,000
Other India (Rajasthan)	GSM	1997	56.5	155,138	12.7%	7.2	19,700

			56.5	155,138		7.2	19,700

Total			88.4	4,238,757		19.9	1,642,700

(1)	The Company uses the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2)	Proportionate financial figures and other operational data represent the combination of TIW’s ultimate proportionate ownership in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	Consists of share capital, warrants and additional paid-in-capital.

(4)	The results of Central and Eastern Europe are fully consolidated. India’s results are accounted for in a manner similar to the equity method. The results of the Company’s interest in Telpart are reported as discontinued operations.

(5)	Figures include 2,563,876 and 112,463 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6)	Figures represent the Company’s direct and indirect ownership interests in its operations before the exercise of options.

(7)	We use the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks’ customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Cdn GAAP. We believe ARPU is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(8)	On June 23, 2003, the Company amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. All share and per share amounts included in the consolidated financial statements have been adjusted to reflect the share consolidation.

The following table provides a reconciliation between service revenues and ARPU for both MobiFon and Ceský Mobil:

	MobiFon				Ceský Mobil

	Three months ended		Six months ended		Three months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,

	2003	2002	2003	2002	2003	2002	2003	2002

Service revenues for the periods (in thousands)	127,163	102,974	240,247	198,925	93,987	53,458	170,257	96,202
Average number of subscribers for the period (in millions) *	2.71	2.26	2.68	2.19	1.30	1.03	1.26	0.98
Average monthly service revenue per subscriber for the period (in $)	15.64	15.20	14.96	15.17	24.02	17.31	22.44	16.37
Less: impact of excluding in roaming and miscellaneous revenue	(1.20)	(1.08)	(1.07)	(0.99)	(0.84)	(0.66)	(0.79)	(0.62)

ARPU	14.44	14.12	13.89	14.18	23.18	16.65	21.65	15.75

*	Calculated as the average of each month’s average number of subscribers.

TELESYSTEM INTERNATIONAL WIRELESS INC.

SECOND QUARTER 2003

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	June 30,	December 31,
	2003	2002
	$	$

	(unaudited)	[Note 1]
ASSETS
Current assets
Cash and cash equivalents [Note 6]	249,811	60,706
Cash and cash equivalents — Restricted [Note 6]	28,125	—
Trade debtors	74,124	55,950
Inventories	6,885	10,248
Value added taxes recoverable	1,256	2,634
Prepaid expenses	23,515	21,789
Deferred tax assets	681	1,010
Other current assets	8,445	12,248

Total current assets	392,842	164,585

Property, plant and equipment	1,072,400	1,022,300
Licenses	91,513	94,593
Goodwill [Note 4]	48,225	52,606
Deferred financing costs [Note 6]	31,996	22,229
Investments and other assets	17,748	95,300

	1,654,724	1,451,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	—	47,406
Trade creditors	66,924	44,248
Accrued liabilities	65,824	72,717
Income and value added taxes payable	16,995	5,459
Deferred revenues	35,955	38,468
Distribution payable to non-controlling interests [Notes 4 and 6]	28,320	13,400
Current portion of long-term debt	161,735	223,868

Total current liabilities	375,753	445,566

Long-term debt	1,011,855	739,313
Deferred income tax liabilities	4,473	5,211
Other non-current liabilities	14,293	15,445
Non-controlling interests	185,492	194,541

SHAREHOLDERS’ EQUITY
Share capital	1,056,595	1,056,595
Additional paid-in-capital	246,189	244,875
Warrants	—	1,314
Deficit	(1,245,912)	(1,255,449)
Cumulative translation adjustment [Note 8]	5,986	4,202

Total shareholders’ equity	62,858	51,537

	1,654,724	1,451,613

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

	(unaudited)		(unaudited)
REVENUES
Services	221,150	156,432	410,504	295,127
Equipment	10,479	9,550	20,587	17,656

	231,629	165,982	431,091	312,783
Cost of services	64,525	48,864	120,769	91,095
Cost of equipment	16,974	13,931	31,642	26,908
Selling, general and administrative expenses	52,704	45,877	99,812	86,737
Depreciation and amortization [Note 3]	48,978	35,347	100,034	69,451

OPERATING INCOME	48,448	21,963	78,834	38,592
Interest expense	(18,182)	(24,714)	(45,543)	(52,246)
Interest income	537	301	877	634
Foreign exchange gain	4,808	7,564	4,948	10,215
Net gain (loss) on disposal of assets [Note 4]	(221)	—	19,339	—
Gain on Recapitalization and Units exchange	—	43,458	—	91,127

Income before income taxes and non-controlling interests and discontinued operations	35,390	48,572	58,455	88,322
Income taxes	15,089	8,661	25,495	15,490

Income before non-controlling interests and discontinued operations	20,301	39,911	32,960	72,832
Non-controlling interests	(13,801)	(43)	(14,612)	6,557

Income from continuing operations	6,500	39,868	18,348	79,389
Loss from discontinued operations [Note 5]	—	(129,632)	(8,811)	(129,632)

Net income (loss)	6,500	(89,764)	9,537	(50,243)
Deficit, beginning of period	(1,252,412)	(1,088,754)	(1,255,449)	(1,126,015)
Accretion of equity component of convertible debentures	—	—	—	(2,260)

Deficit, end of period	(1,245,912)	(1,178,518)	(1,245,912)	(1,178,518)

Basic earnings (loss) per share [Restated Note 2]
From continuing operations	0.07	0.40	0.19	0.95
From discontinued operations	—	(1.30)	(0.09)	(1.60)
Net earnings (loss)	0.07	(0.90)	0.10	(0.65)
Diluted earnings (loss) per share [Restated Note 2]
From continuing operations	0.07	0.40	0.19	0.95
From discontinued operations	—	(1.30)	(0.09)	(1.60)
Net earnings (loss)	0.07	(0.90)	0.10	(0.65)

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2002	2003	2002
	$	$	$	$

OPERATING ACTIVITIES
Income from continuing operations	6,500	39,868	18,348	79,389
Depreciation and amortization	48,978	35,347	100,034	69,451
Non-cash financial expenses (recovery)	(5,051)	9,422	(3,266)	18,794
Non-controlling interests	13,801	43	14,612	(6,557)
Net loss (gain) on disposal of assets	221	—	(19,339)	—
Gain on Recapitalization and Units exchange	—	(43,458)	—	(91,127)
Other non-cash items	2,691	(7,581)	4,231	(4,043)
Changes in operating assets and liabilities	6,138	5,865	5,173	(8,341)

Cash provided by operating activities	73,278	39,506	119,793	57,566

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(71,024)	(53,677)	(100,802)	(107,485)
Net proceeds from the sale of subsidiary’s shares [Note 4]	2,500	—	41,500	—
Other investments and advances	—	489	1,345	489

Cash used in investing activities	(68,524)	(53,188)	(57,957)	(106,996)

FINANCING ACTIVITIES
Repayment of short-term loans	—	(1,411)	(47,406)	(9,911)
Proceeds from Recapitalization, net of costs	—	—	—	41,202
Proceeds from subsidiary’s shares issued to non-controlling interests	—	14,965	—	29,930
Subsidiary’s distributions paid to non-controlling interests [Note 4]	(31,213)	(4,170)	(31,213)	(4,170)
Proceeds from issuance of long-term debt [Note 6]	219,794	14,397	246,894	27,927
Repayment of long-term debt [Note 6]	(72,417)	(24,439)	(72,417)	(24,439)
Deferred financing costs [Note 6]	(6,750)	(308)	(6,750)	(308)
Additions to cash and cash equivalent restricted [Note 6]	(28,125)	—	(28,125)	—

Cash provided by (used in) financing activities	81,289	(966)	60,983	60,231

Net effect of exchange rate translation on cash and cash equivalents	864	2,992	916	2,260

Cash provided by (used in) continuing operations	86,907	(11,656)	123,735	13,061
Cash provided by (used in) discontinued operations	(2,777)	(1,988)	65,370	(4,156)

Increase (decrease) in cash and cash equivalents	84,130	(13,644)	189,105	8,905
Cash and cash equivalents, beginning of period	165,681	108,009	60,706	85,460

Cash and cash equivalents, end of period	249,811	94,365	249,811	94,365

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2003
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2002, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to its Romanian network,to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by minority interest as described in Note 4 in the 2002 annual financial statements and for the servicing of its debt. The Company intends to finance such future capital requirements from cash on hand, cash flows from operating activities, borrowings from MobiFon’s and Ceský Mobil’s senior credit facilities and by equity contributions from non-controlling shareholders of TIW Czech N.V. (See Note 11).

NOTE 2
SHARE CONSOLIDATION AND EARNINGS (LOSS) PER SHARE

On June 23, 2003, the Company amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. All share and per share amounts included in the consolidated financial statements have been adjusted to reflect the share consolidation.

The following is a reconciliation of the basic and diluted weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002
(in thousands)	$	$	$	$

Denominator Weighted average number of shares and share equivalents outstanding — basic	100,434	100,434	100,434	81,421
Dilutive effect of options	351	—	—	—

Weighted average number of common shares outstanding — diluted	100,785	100,434	100,434	81,421

Income from continuing operations and net loss for the six months ended June 30, 2002 for purposes of basic and diluted earnings per share is net of the accretion of equity components of convertible debentures and amounted to $77.1 million and $52.5 million respectively.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2003
(in thousands of U.S. dollars)

NOTE 3
PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amount of $4.6 million for property, plant and equipment which were removed from service during the three month period ended March 31, 2003 or shortly thereafter. The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, effective April 1, 2003, the Company changed the estimated useful lives of certain of these assets reported with network equipment which resulted in an increase in depreciation expense during the three month period ended June 30, 2003 of approximately $1 million.

NOTE 4
DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. (“MOBIFON”)

On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease ClearWave’s and the Company’s ultimate equity interest in MobiFon from 63.5% to 62.4% and from 54.4% to 53.4%, respectively. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and the remaining $7.8 million which was paid on July 18, 2003 is presented within current liabilities as distribution payable to non-controlling interests.

On March 19, 2003, the Company sold 11.1 million of its currently owned shares in MobiFon, held by ClearWave, representing 9.2% of ClearWave’s total shareholding in MobiFon, for aggregate consideration of $42.5 million. Of this amount, $40.0 million was received in cash at the time of sale and $2.5 was received during the second quarter of 2003. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interest was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. As a result of this transaction, ClearWave’s and the Company’s ultimate equity interest in MobiFon was reduced from 62.4% to 56.6% and from 54.4% to 48.4%, respectively. However, as a result of the remaining shareholders’ participation in the share repurchase during the second quarter of 2003, ClearWave’s and the Company’s ultimate ownership of MobiFon increased to 57.7% and 49.4%, respectively.

On April 14, 2003, MobiFon declared a dividend of Lei 1,974 trillion ($59.1 million) which was paid on April 23, 2003. ClearWave’s share of this distribution amounted to $33.5 million.

NOTE 5
DISCONTINUED OPERATIONS

On March 26, 2003, the Company completed the sale of its discontinued Brazilian cellular operations for gross proceeds of $70 million. As a result, the Company recognized a loss of $8.8 million in the three months ended March 31, 2003 representing the difference in the net proceeds and the net carrying value of the Company’s discontinued operations. Outstanding litigation described in Notes 14 and 16 of the annual consolidated financial statements has been settled as part of the transaction.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2003
(in thousands of U.S. dollars)

NOTE 6
SENIOR NOTES ISSUED BY MOBIFON HOLDINGS B.V. (“MOBIFON HOLDINGS”)

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds the Company’s investment in MobiFon S.A. (“MobiFon”), closed a $225 million issue of 12.5% Senior Notes (“Notes”) by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $211.6 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and $182.5 million was distributed to ClearWave. ClearWave utilized a portion of the proceeds to fully repay the demand notes due to the Company and, as a result of a June 30, 2003 dividend declaration of $1.69 per share, made distributions of share premiums to shareholders, totaling $142.1 million on July 9, 2003. The Company’s share of these distributions amounted to $121.6 million, before deducting withholding taxes of $2.9 million which is included in income tax expense. The remaining $20.5 million is included with distributions payable to non-controlling interests.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings’ existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A., nor to reduce its ownership in MobiFon S.A., to below 50.1%.

MobiFon Holdings has committed to file a registration statement with the United States Securities and Exchange Commission whereby the existing Notes will be registered for resale or will be exchanged with substantially similar notes that are registered under the Securities Act and freely tradable. Failure to file such registration document may result in additional interest of up to 2.6% annually. During the six-month period ended June 30, 2003 the Company has deferred financing costs in the amount of $11.7 million relating to the issuance of the Notes of which $6.8 million was paid as of June 30, 2003.

NOTE 7
CORPORATE INDEBTEDNESS

During the first quarter of 2003, the Company’s corporate credit facility was retired with proceeds from the sale of MobiFon shares described in Note 4 and from proceeds from the sale of the Company’s discontinued Brazilian cellular operations. During the second quarter of 2003, the Company also redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.4 million of its 14% Senior Guaranteed Notes due December 30, 2003 (the “14% Notes”).

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2003
(in thousands of U.S. dollars)

NOTE 7
CORPORATE INDEBTEDNESS (CONT’D)

Accordingly the Company did not proceed with the issuance of $10 million in additional 14% Notes which it would have otherwise been required to issue on June 30, 2003 pursuant to the provisions of the indenture resulting in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the ClearWave distribution and the repayment of demand notes described above, the Company redeemed an additional $124.9 million in principal plus accrued interest of $1.0 million of 14% Notes in July 2003 and will redeem the remaining $23.3 million of the 14% Notes on August 8, 2003.

NOTE 8
FOREIGN CURRENCY

The movement in the cumulative translation adjustment of $1.8 million, reported as a component of the shareholders’ equity, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US Dollar and 27.62 Czech Koruna for one US Dollar as at December 31, 2002 and June 30, 2003, respectively.

NOTE 9
FINANCIAL INSTRUMENTS

In January 2003, Ceský Mobil entered into interest rate and currency swaps and option arrangements pursuant to which €40.0 million ($46.0 million) of Euro-based borrowings as at June 30, 2003 are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.75% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million ($11.5 million) of Euro based debt.

In May 2003, upon the expiry of a €60.0 million ($69.1 million) 6-month swap, Ceský Mobil a.s., entered into a 12-month Euro to Koruna cross currency swap arrangement for €60.0 million to hedge €60.0 million of Euro-based borrowings. In June 2003, Ceský Mobil entered into an interest rate and currency swap arrangement pursuant to which €10.0 million ($11.5 million) of Euro-based borrowings as at June 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.14% per annum until December 2007 plus a 1.75% fixed rate spread which continues to be payable in Euro. The Company has designated these instruments as hedges.

On July 11, 2003 Ceský Mobil a.s., amended €58.1 million ($66.9 million) in existing interest rate and Euro to Koruna cross currency swap arrangements which extended their maturity from November, 2005 to September, 2007 on an amortizing basis to match the principal repayments on the hedged Euro-denominated debt. The effect of the amendment was also to reduce the fixed interest rate payable on such swap from an average of 9.59% payable in Koruna to 6.21% payable in Koruna plus a 1.75% fixed rate spread payable in Euro and has resulted in an effective interest rate of approximately 8.8%.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at June 30, 2003
(in thousands of U.S. dollars)

NOTE 10
FUNCTIONAL CURRENCY ASSESSMENT FOR MOBIFON S.A.
Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company’s reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

NOTE 11
INVESTMENTS
In June 2003, the shareholders of TIW Czech N.V., committed to make additional equity contributions totaling €22.0 million ($25.3 million) of which €16.7 million ($19.2 million) was committed to by non-controlling interests. These commitments were fulfilled by cash contributions made on July 15, 2003 and on July 18, 2003 €21.6 million ($24.88 million) was advanced as a capital contribution to Ceský Mobil a.s., to be used primarily to fund Ceský Mobil’s network expansion

NOTE 12
STOCK BASED COMPENSATION
For purposes of pro-forma disclosures, the estimated fair value of outstanding options is amortized to expense over the options’ vesting periods. Considering all options issued since the beginning of the plans, and the forfeiture by employees during the second quarter of 2003 of 3.0 million stock options which were granted in prior years, the Company’s pro-forma net income would be increased by $14.9 million and the pro-forma net loss would be increased by $1.5 million for the three month periods ended June 30, 2003 and 2002, respectively. Basic and diluted earnings per share would be increased by $0.15 and $0.14 and basic and diluted loss per share would each be increased by $0.01 for the three months ended June 30, 2003 and 2002, respectively. The Company’s pro-forma net income would be increased by $13.4 million and the pro-forma net loss would be increased by $0.9 million for the six month periods ended June 30, 2003 and 2002, respectively. Basic and diluted earnings per share would each be increased by $0.13 and basic and diluted loss per share would each be increased by $0.01 for the six months ended June 30, 2003 and 2002, respectively.

NOTE 13
COMPARATIVE FIGURES
Certain comparative figures were restated to conform to the presentation adopted in this six-month period ended June 30, 2003 interim consolidated financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

note 14

Segmented information for continuing operations	FOR THE THREE MONTHS ENDED JUNE 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	127,163	93,987	—	221,150	102,974	53,458	—	156,432
Equipment	6,788	3,691	—	10,479	5,504	4,046	—	9,550

	133,951	97,678	—	231,629	108,478	57,504	—	165,982
Cost of services	25,087	39,438	—	64,525	20,024	28,840	—	48,864
Cost of equipment	10,661	6,313	—	16,974	8,971	4,960	—	13,931
Selling, general and administrative expenses	26,811	23,407	2,486	52,704	23,585	20,070	2,222	45,877
Depreciation and amortization	25,539	23,417	22	48,978	20,728	14,577	42	35,347

Operating income (loss)	45,853	5,103	(2,508)	48,448	35,170	(10,943)	(2,264)	21,963

Acquisition of property, plant and equipment, including unpaid acquisitions	55,037	14,104	—	69,141	22,228	15,884	42	38,154

Operating income (loss) before depreciation and amortization (*)	71,392	28,520	(2,486)	97,426	55,898	3,634	(2,222)	57,310

(*) Computed as operating income (loss)	45,853	5,103	(2,508)	48,448	35,170	(10,943)	(2,264)	21,963
Plus depreciation and amortization	25,539	23,417	22	48,978	20,728	14,577	42	35,347

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

note 14 (cont’d)

Segmented information for continuing operations	FOR THE SIX MONTHS ENDED JUNE 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	240,247	170,257	—	410,504	198,925	96,202	—	295,127
Equipment	12,537	8,050	—	20,587	10,066	7,590	—	17,656

	252,784	178,307	—	431,091	208,991	103,792	—	312,783
Cost of services	46,239	74,530	—	120,769	37,983	53,112	—	91,095
Cost of equipment	18,877	12,765	—	31,642	17,669	9,239	—	26,908
Selling, general and administrative expenses	50,479	45,235	4,098	99,812	44,861	36,946	4,930	86,737
Depreciation and amortization	55,509	44,481	44	100,034	41,330	28,040	81	69,451

Operating income (loss)	81,680	1,296	(4,142)	78,834	67,148	(23,545)	(5,011)	38,592

Acquisition of property, plant and equipment, including unpaid acquisitions	69,543	25,279	—	94,822	37,492	50,290	57	87,839

Property, plant and equipment, licenses and goodwill as at June 30, 2003 and December 31, 2002	563,738	648,245	155	1,212,138	555,742	613,298	459	1,169,499

Total assets as at June 30, 2003 and December 31, 2002	692,633	701,669	260,422	1,654,724	670,326	665,575	115,712	1,451,613

Operating income (loss) before depreciation and amortization (*)	137,189	45,777	(4,098)	178,868	108,478	4,495	(4,930)	108,043

(*) Computed as operating income (loss)	81,680	1,296	(4,142)	78,834	67,148	(23,545)	(5,011)	38,592
Plus depreciation and amortization	55,509	44,481	44	100,034	41,330	28,040	81	69,451

TELESYSTEM INTERNATIONAL WIRELESS INC.

SECOND QUARTER 2003

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED JUNE 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	62,806	18,749	—	81,555	56,008	10,752	—	66,760
Equipment	3,354	736	—	4,090	2,994	800	—	3,794

	66,160	19,485	—	85,645	59,002	11,552	—	70,554
Cost of services	12,391	7,868	—	20,259	10,891	5,704	—	16,595
Cost of equipment	5,267	1,259	—	6,526	4,879	981	—	5,860
Selling, general and administrative expenses	13,239	4,668	2,486	20,393	12,828	3,969	2,222	19,019
Depreciation and amortization	12,821	4,669	22	17,512	11,273	2,883	42	14,198

Operating income (loss)	22,442	1,021	(2,508)	20,955	19,131	(1,985)	(2,264)	14,882

Operating income (loss) before depreciation and amortization (*)	35,263	5,690	(2,486)	38,467	30,404	898	(2,222)	29,080

Proportionate operating income	22,442	1,021	(2,508)	20,955	19,131	(1,985)	(2,264)	14,882

Ultimate ownership	48.9	19.9	—	—	54.4	18.1	—	—
Consolidated operating income	45,853	5,103	(2,508)	48,448	35,170	(10,943)	(2,264)	21,963

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE SIX MONTHS ENDED JUNE 30,

	2003				2002

	Romania	Czech Republic	Corporate		Romania	Czech Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	117,596	33,964	—	151,560	108,196	18,886	—	127,082
Equipment	6,139	1,606	—	7,745	5,475	1,489	—	6,964

	123,735	35,570	—	159,305	113,671	20,375	—	134,046
Cost of services	22,639	14,868	—	37,507	20,659	10,425	—	31,084
Cost of equipment	9,247	2,546	—	11,793	9,610	1,813	—	11,423
Selling, general and administrative expenses	24,705	9,017	4,098	37,820	24,413	7,253	4,930	36,596
Depreciation and amortization	27,341	8,871	44	36,256	22,583	5,501	81	28,165

Operating income (loss)	39,803	268	(4,142)	35,929	36,406	(4,617)	(5,011)	26,778

Operating income (loss) before depreciation and amortization *	67,144	9,139	(4,098)	72,185	58,989	884	(4,930)	54,943

Proportionate operating income	39,803	268	(4,142)	35,929	36,406	(4,617)	(5,011)	26,778

Ultimate ownership	48.9	19.9	—	—	54.4	19.8	—	—
Consolidated operating income	81,680	1,296	(4,142)	78,834	67,148	(23,545)	(5,011)	38,592

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW’S NET DEBT POSITION AS AT JUNE 30, 2003 AND OTHER DATA (unaudited)

(in thousands of U.S. dollars)

	Investee Level			TIW's Net Debt

	Debt	Cash	Net Debt	Consolidated	Proportionate
	$	$	$	$	$

Investees
Central & Eastern Europe
MobiFon	283,701	47,267	236,434	236,434	116,778
MobiFon Holdings B.V.(2)	219,800	33,111	186,689	186,689	159,805
TIW Czech	—	3,702	(3,702)	(3,702)	(767)
Ceský Mobil	520,573	1,611	518,962	518,962	103,526
Corporate(1)	—	159,478	(159,478)	(159,478)	(136,513)

				778,905	242,829

Total Investees				778,905	242,829
Corporate	149,516	32,767	116,749	116,749	116,749

Total				895,654	359,578

(1)	Excludes inter-company demand loans

(2)	MobiFon Holdings B.V., includes restricted cash of $28.1 million

OUTSTANDING SHARE DATA AS AT JULY 31, 2003
 The following represents all equity shares outstanding and the number of Common Shares into which all securities are convertible, exercisable or exchangeable:

Common Shares

Common Voting Shares outstanding	93,432,101
Preferred Shares outstanding (35,000,000 convertible to common shares at a ratio 5:1)	7,000,000
Convertible instruments and other
Outstanding granted employees and directors’ stock options	6,465,740
Convertible Equity Subordinated Debentures	56,205

106,954,046